# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BAB, INC., CIK 0001123596
CUSIP: 055183107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 500 LAKE COOK ROAD, 500 LAKE COOK ROAD, DEERFIELD, Illinois (IL), 60015
Date of event which requires filing of this statement: 07/09/2025
Amends the filing with accession number 0001162044-20-000167
Filed by CIK 0001807776
Persons authorized to receive notices and communications: Brian J. Frank, 781 Crandon Blvd., Unit 602, Key Biscayne, Florida (FL), 33149, 973-887-7698

## Reporting persons
- Camelot Event-Driven Advisors LLC (CIK 0001807776): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- FRANK FUNDS (CIK 0001281790): type of reporting person: investment company (IV); citizenship or place of organization: Ohio (OH); source of funds: working capital (WC); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Camelot Event-Driven Fund, a series of Frank Funds: type of reporting person: investment company (IV); citizenship or place of organization: Ohio (OH); source of funds: working capital (WC); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Brian Frank: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Thomas Kirchner: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)
- Paul Hoffmeister: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 479,411; sole dispositive power 0; shared dispositive power 479,411; aggregate amount beneficially owned 479,411 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: BAB, INC.
Address of issuer's principal executive offices: 500 LAKE COOK ROAD, 500 LAKE COOK ROAD, DEERFIELD, Illinois (IL), 60015

## Signatures
- Camelot Event-Driven Advisors LLC: Thomas Kircnher, Thomas Kirchner, Managing Member (07/09/2025)
- FRANK FUNDS: Brian Frank, Brian Frank, President (07/09/2025)
- Camelot Event-Driven Fund, a series of Frank Funds: Brian Frank, Brian Frank, President of Frank Funds (07/09/2025)
- Brian Frank: Brian Frank, Brian Frank (07/09/2025)
- Thomas Kirchner: Thomas Kirchner, Thomas Kirchner (07/09/2025)
- Paul Hoffmeister: Paul Hoffmeister, Paul Hoffmeister (07/09/2025)